Universe Pharmaceuticals INC

VIA EDGAR

Mr. Alan Campbell

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Universe Pharmaceuticals INC
Registration Statement on Form F-1, as amended (File No. 333-248067)
Request for Acceleration of Effectiveness

Dear Mr. Campbell:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, Universe Pharmaceuticals INC hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1, as amended be accelerated to, and that the Registration Statement become effective at 4:00p.m., Eastern Time, on March 22, 2021, or as soon thereafter as practicable.

Very truly yours,

Universe Pharmaceuticals INC

By:	/s/ Gang Lai
	Name:	Gang Lai
	Title:	Chief Executive Officer and Chairman of the Board of Directors